FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
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E-MAIL: fwdreher@duanemorris.com

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May 14, 2009
VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Paul Cline
Staff Accountant

Re:	F.N.B. Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 File No. 1-31940
Ladies and Gentlemen:
     The purpose of this letter is to provide a detailed response on behalf of F.N.B. Corporation, or the Corporation, to the comments contained in the Commission’s April 9, 2009 letter to Brian F. Lilly, the Chief Financial Officer of the Corporation. For convenience of reference, we have included in italics each of the Commission’s numbered comments followed by the Corporation’s response to that comment.
     On May 11, 2009, the Corporation filed its 10-Q report for the quarter ended March 31, 2009. To the extent the staff’s comments relate to information included in 10-Q reports, the Corporation has included the information described in its responses in that 10-Q report.
     The Corporation’s responses are as follows:
Item 1. Business, Page 3
1.	Please revise your future filings to include an expanded discussion of your underwriting policies and procedures for each significant loan category, including documentation

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

May 14, 2009
requirements, credit rating requirements, LTV ratios, etc. Discuss if variable rate loans are underwritten at fully indexed rates and discuss the terms of any of your hybrid loan products, such as payment-option ARMS and interest only loans, including the related underwriting policies and procedures. To the extent they differ from yours, consider the need to discuss the underwriting policies and procedures followed by your acquirees.
     The Corporation’s future 10-K filings will include in Item 1 a new subsection captioned “Underwriting” that contains expanded disclosure regarding the Corporation’s underwriting policies and procedures for each significant loan category that the staff has requested. The expanded disclosure the Corporation proposes is set forth as follows:
     “Underwriting
     “Commercial Loans
     “The Corporation’s Credit Policy Manual requires, among other things, the underwriting of all commercial loans to determine that the borrower has a financial capacity that supports the cash flow required to repay the loan. Specific guidelines for loan terms and conditions that are acceptable are outlined in the Corporation’s Credit Policy Manual for various types of loans and collateral. As part of this underwriting, the Corporation requires clear and concise documentation of the borrower’s ability to repay the loan based on current financial statements and/or tax returns, plus pro-forma financial statements, as appropriate. It is the Corporation’s general practice to obtain personal guarantees that are supported by current personal financial statements and/or tax returns to reduce the credit risk, as appropriate.
     “In reference to the underwriting of loans secured by commercial real estate, the Corporation also obtains current and independent appraisals from licensed or certified appraisers to assess the value of the underlying collateral. The Corporation’s general policy for commercial real estate loans is to limit the terms of the loans to not more than 15 years and to have loan-to-value ratios not exceeding 80%. The Corporation’s Credit Policy Manual also delineates similar guidelines for maximum terms and acceptable advance rates for non-real estate secured loans.
     “Consumer Loans
     “At December 31, 2008, the Corporation’s consumer loan portfolio consisted primarily of direct installment home equity loans, which comprised over 83% of the Corporation’s direct installment loans, and home equity lines of credit, which comprised in excess of 85% of the Corporation’s consumer lines of credit. The Corporation’s revolving home equity lines of

Securities and Exchange Commission

May 14, 2009
credit are generally variable rate loans underwritten based on fully indexed rates. For home equity loans, the Corporation’s policy is to require a loan-to-value ratio not in excess of 85% and FICO scores of not less than 660. The Corporation’s underwriters evaluate a borrower’s debt service capacity on all line of credit applications by utilizing an interest shock rate of 3% over the prevailing variable interest rate at origination. The borrower’s debt-to-income ratio must remain within the Corporation’s guidelines under the shock rate repayment formula.
     “The Corporation’s policy for its indirect installment loans, which third parties (primarily auto dealers) originate, is to require a minimum FICO score of 660 for the borrower, the age of the vehicle not to exceed 7 years or 80,000 miles and an appropriate loan-to-value ratio, not to exceed 95%, based on the year and make of the vehicle financed.
     “The Corporation structures its consumer loan products to meet the diverse credit needs of consumers in the Corporation’s market for personal and household purposes. These loan products are on a fixed amount or revolving basis depending on customer need and borrowing capacity. The Corporation’s loans and lines of credit attempt to balance borrower budgeting sensitivities with realistic repayment maturities within a philosophy that encourages consumer financial responsibility, sound credit risk management and development of strong customer relationships.
     “The Corporation’s consumer loan policies and procedures require prospective borrowers to provide appropriate and accurate financial information that will enable the Corporation’s loan underwriting personnel to make credit decisions. Specific information requirements vary based on loan type, risk profile and secondary investor requirements where applicable. In all extensions of credit, however, the Corporation insists on evidence of capacity as well as an independent credit report to assess the prospective borrower’s willingness and ability to repay the debt. If any information submitted by the prospective borrower raises reasonable doubts with respect to the willingness and ability of the borrower to repay the loan, the Corporation denies the credit. The Corporation does not provide loans in which there is no verification of the prospective borrower’s income. The Corporation does not make option ARM loans or interest-only residential mortgage loans.
     “The Corporation often takes collateral to support an extension of credit to provide additional protection should the primary source of repayment fail. Consequently, the Corporation limits unsecured extensions of credit in amount and only grants them to borrowers with adequate capacity and above average credit profiles. The Corporation expressly discourages unsecured credit lines for debt consolidation unless there is compelling evidence that the borrower has sufficient liquidity and net worth to repay the loan from alternative sources in the event of income disruption.

Securities and Exchange Commission

May 14, 2009
     “The Corporation generally obtains full independent appraisals of residential real estate collateral values on residential mortgage applications of $100,000 and greater. The Corporation uses statistically-based valuation models for residential mortgages under $100,000. The Corporation recognizes the limitations as well as the benefits of these valuation products. The Corporation’s policy is to be conservative in their use but fluid and flexible in interpreting reasonable collateral values when obtained.
     “The Corporation monitors consumer loans with exceptions to its policy including, but not limited to, loan-to-value ratios, FICO scores and debt to income ratios. Management routinely evaluates the type, nature, trend and scope of these exceptions and reacts through policy changes, lender counseling, adjustment of loan authorities and similar prerogatives to assure that the retail assets generated meet acceptable credit quality standards. As an added precaution, the Corporation’s risk management personnel conduct periodic reviews of files.
     “Regency Finance Loans
     “Regency Finance Company, or RFC, originates three general types of loans: direct real estate, direct non-real estate and indirect — sales finance. RFC has written policies and procedures that it distributes to each RFC branch office defining underwriting, pricing and loan servicing guidelines. RFC issues written credit authority limits based upon the individual loan underwriter’s capability. On a monthly basis, RFC evaluates specific metrics relating to RFC’s origination and servicing of its loan portfolio. RFC also has a quality control program that reviews in an independent manner loan origination and servicing on a monthly basis to ensure adherence with compliance and credit criteria standards.
     “RFC evaluates each applicant for credit on an individual basis measuring attributes derived from the review of credit reports, income verification and collateral, if applicable, with product-specific underwriting standards. RFC utilizes a prospective borrower’s reported income to derive debt to income ratios that permit RFC to follow a conservative approach in evaluating a potential borrower’s ability to pay debt service.
     “RFC underwrites direct real estate loans utilizing a matrix that risk-base prices applicants by FICO score, credit criteria and loan-to-value ratio. First lien general loan-to-value standards permit a maximum of 85% of appraised value. RFC may grant second lien home equity loans at up to 100% of the loan-to-value ratio. Home equity loans below $10,000 are not loan-to-value ratio specific. RFC does not offer variable rate real estate secured loans. RFC does not offer unverified or no documentation loans. RFC evaluates secured non-real estate loans in the manner mentioned above with collateral assessed at the time of application.

Securities and Exchange Commission

May 14, 2009
     “RFC underwrites direct automobile secured loans utilizing a matrix that risk-base prices the applicants by FICO score, credit criteria and advance rate as a percentage of the book value of the vehicle. RFC will only grant credit secured by an automobile at the current (time of application) National Automobile Dealers Association Book retail price.
     “RFC generates indirect sales finance applications and subsequent loans through dealers that RFC approves for the purpose of the customer’s finance of a purchase such as furniture or windows. RFC grants credit in a similar manner as set forth above for direct real estate loans. RFC does not require a minimum FICO score for this type of loan. Pricing parameters are generally dealer and geographic specific. RFC underwrites direct non-real estate personal loans represented above with the exception that this product does not rely on FICO scores. Specific analysis of the applicant’s credit report and income verification are the principal elements of RFC’s credit decision with respect to direct non-real estate personal loans.
     “Loans of Acquired Institutions
     “As of December 31, 2008, the Corporation did not hold any material amount of loans underwritten by acquired institutions under credit policies that differ significantly from those of the Corporation.”
2.	Please revise your future filings to provide information (nature, collateral, terms, etc.) about direct and indirect installment loans.
     The Corporation’s future 10-K filings will include in Item 1 the requested disclosures regarding direct and indirect installment loans. The language the Corporation proposes to use is included in the Corporation’s response to staff comment 1.
Allowance and Provision for Loan Losses. page 51
3.	Please revise your future filings to provide an expanded discussion of the change in your loan loss methodology for determining the allowance for loan losses for your Florida portfolio, including quantification of the effect of this change on your allowance and provision for loan losses.
     The Corporation’s March 31, 2009 10-Q includes, and its future filings will include, under the caption “Allowance for Loan Losses” the disclosures requested by the staff relating to the Corporation’s methodology for determining the allowance for loan losses with respect to the Corporation’s Florida loan portfolio. This response should be read in conjunction with the Allowance for Loan Losses discussion in the Corporation’s March 31, 2009 10-Q and

Securities and Exchange Commission

May 14, 2009
December 31, 2008 10-K. It is also important to note that the different risk characteristics of the Pennsylvania and Florida loan portfolios were incorporated into the application of the Corporation’s allowance for loan loss methodology prior to the fourth quarter of 2008, including updating the quantitative and qualitative factors every quarter. As the differences in the risk characteristics became more pronounced in the fourth quarter of 2008, the Corporation decided to apply the methodology separately instead of continuing to evaluate the portfolios on a combined basis. The additional disclosures included in the Corporation’s March 31, 2009 10-Q are as follows:
     “During the fourth quarter of 2008, the Corporation decided to apply its methodology for establishing the allowance for loan losses to its Pennsylvania and Florida loan portfolios separately instead of continuing to evaluate the portfolios on a combined basis. This decision was based on the fact that the two loan portfolios have different risk characteristics and that the Florida economic environment was deteriorating at an accelerated rate in the fourth quarter of 2008.
     “In evaluating its Florida loan portfolio, the Corporation increased the allowance to address the heightened level of inherent risk in that portfolio given the significant deterioration in that market. In applying the methodology to this portfolio, the Corporation utilized quantitative loss factors provided by the Office of the Comptroller of the Currency based on a prior recession because no historical data had yet become publicly available for economic conditions in Florida during 2008 and the impact on lenders like the Corporation. The combined impact of the significant deterioration in the Florida market and separately evaluating its Florida loan portfolio utilizing these quantitative factors resulted in a $12.3 million increase in the Corporation’s allowance for loan losses for its Florida loan portfolio at December 31, 2008, with the predominant factor being the impact of the significant deterioration in the Florida market.
     “The Corporation also increased its qualitative allocations to address increased inherent risk associated with its Florida loan portfolio including, but not limited to, current levels and trends of its Florida portfolio, collateral valuations, charge-offs, non-performing assets, delinquency, risk rating migration, competition, legal and regulatory issues and local economic trends. The combined impact of the significant deterioration in the Florida market and separately evaluating its Florida loan portfolio utilizing these qualitative factors resulted in a $2.3 million increase in the Corporation’s allowance for loan losses for its Florida loan portfolio at December 31, 2008.
     “The national trends in the economy and real estate market deteriorated during 2008, and the deterioration accelerated significantly in the fourth quarter of 2008. These trends were particularly evident in the Florida market where excess inventory built up, new

Securities and Exchange Commission

May 14, 2009
construction slowed dramatically and credit markets stopped functioning normally. With economic activity turning negative across all sectors of the economy, sales activity in the Florida real estate market virtually ceased during the fourth quarter of 2008. The significant deterioration in the Florida market during the fourth quarter of 2008 also reflected increased stress on borrowers’ cash flow streams and increased stress on guarantors characterized by significant reductions in their liquidity positions.”
4.	We note the significant deterioration of your credit quality ratios at each quarter in 2008 and at December 31, 2008. Considering the following trends in your asset quality ratios, please revise your future filings to provide a more robust discussion of how management developed the allowance for loan losses and the associated provision in each quarter of 2008, including the facts and circumstances resulting in the recognition of approximately 46% of the total 2008 provision in the fourth quarter.
•	Non-performing loans increased approximately 340% at December 31,2008 from December 31, 2007.

•	Charge-offs increased approximately 136% at December 31, 2008 from December 31,2007.

•	The allowance for loan losses as a percentage of non-performing loans decreased approximately 55% at December 31, 2008 from December 31, 2007.

•	We note that charge-offs in 2008 approximated 110% of non-performing loans at December 31, 2007. Please explain why you believe, if true, that you will not experience similar charge-offs of non-performing loans in 2009.
     The Corporation’s March 31, 2009 10-Q contains, and its future filings will contain, a more robust discussion of how management assesses the adequacy of the Corporation’s allowance for loan losses on a quarterly basis as indicated in management’s response to staff comment 3 above.
     The Corporation cannot confirm that it does not anticipate a dollar amount of charge-offs of non-performing loans in 2009 that is comparable to the charge-offs of non-performing loans in 2008 because it is unable to predict the future economic conditions in Florida where real estate secures a substantial majority of the Corporation’s non-performing loans.
5.	Please revise your future filings to incorporate a discussion of the relationship of the allowance for loan losses to non-performing loans. We note your current discussion primarily focuses on the relationship of the allowance for loan losses to your total portfolio and the effects of the provision on your results of operations.

Securities and Exchange Commission

May 14, 2009
     The Corporation’s March 31, 2009 10-Q includes, and its future filings will include, the requested discussion of the relationship of the allowance for loan losses to non-performing loans under the caption “Allowance for Loan Losses.” The expanded disclosure contains the following paragraph:
     “The allowance for loan losses as a percentage of non-performing loans decreased from 159% as of March 31, 2008 to 68% as of March 31, 2009. While the allowance for loan losses increased $49.7 million or 93.1% on a year-over-year basis, non-performing loans increased $117.5 million or 392.4% over the same period. The reduction in the allowance coverage of non-performing loans relates to the nature of the loans that were added to non-performing status which were supported to a large extent by real estate collateral at current valuations and therefore did not require a 100% reserve allocation given the estimated loss exposure on the loans.”
Statement of Cash Flows, page 63
6.	Please revise your future filings to describe the facts and circumstances related to the cash inflows presented in the operating section of your statement of cash flows related to the net change in trading securities. We note your disclosure that you did not hold any trading securities at December 31, 2007 or 2008.
     The Corporation’s future filings beginning with its 10-Q for the quarter ending June 30, 2009 will include the requested revised disclosures regarding any net changes in trading securities under the caption “Securities” in Note 1 of the notes to the Corporation’s financial statements. The revised disclosure the Corporation proposes is as follows:
     “The Corporation classifies securities as trading securities when management intends to resell such securities in the near term and are carried at fair value, with unrealized gains (losses) reflected through the consolidated statement of income. The Corporation acquired securities in conjunction with the Omega acquisition that the Corporation classified as trading securities. The Corporation both acquired and sold these trading securities in the second quarter of 2008. As of December 31, 2008 and 2007, the Corporation did not hold any trading securities.”
Note 1. Summary of Significant Accounting Policies
7.	Please revise your future filings to disclose your investment in FHLB stock, where it is disclosed in your financial statements and what your policy is for identifying and measuring impairment. Also, please disclose which FHLB you transact business with.

Securities and Exchange Commission

May 14, 2009
     The Corporation’s March 31, 2009 10-Q includes, and its future filings will include, the requested revised disclosures regarding the Corporation’s investment in FHLB stock and the Corporation’s policy for identifying and measuring impairment of those securities under the caption “Securities” in the notes to consolidated financial statements. The Corporation revised its disclosures regarding its investment in FHLB stock as follows:
     “The Corporation is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh. The FHLB requires members to purchase and hold a specified minimum level of FHLB stock based upon their level of borrowings, collateral balances and participation in other programs offered by the FHLB. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Both cash and stock dividends are reported as income.
     “Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the low-cost products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value.
     “At both March 31, 2009 and December 31, 2008, the Corporation’s FHLB stock totaled $28.0 million and is included in other assets on the balance sheet. The Corporation accounts for the stock based on the industry guidance in the “American Institute of Certified Public Accountants’ Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,” which requires the investment to be carried at cost and evaluated for impairment based on the ultimate recoverability of the par value.
     “The Corporation periodically evaluates its FHLB investment for possible impairment based on, among other things, the capital adequacy of the FHLB and its overall financial condition. The Federal Housing Finance Agency, the regulator of the FHLB, requires it to maintain a total capital-to-assets ratio of at least 4.0%. At December 31, 2008, the FHLB’s capital ratio of 4.6% exceeded the regulatory requirement. Failure by the FHLB to meet this regulatory capital requirement would require an in-depth analysis of other factors including:
•	the member’s ability to access liquidity from the FHLB;

•	the member’s funding cost advantage with the FHLB compared to alternative sources of funds;

Securities and Exchange Commission

May 14, 2009
•	a decline in the market value of FHLB’s net assets relative to book value which may or may not affect future financial performance or cash flow;

•	the FHLB’s ability to obtain credit and source liquidity, for which one indicator is the credit rating of the FHLB;

•	the FHLB’s commitment to make payments taking into account its ability to meet statutory and regulatory payment obligations and the level of such payments in relation to the FHLB’s operating performance; and

•	the prospects of amendments to laws that affect the rights and obligations of the FHLB.
     “The Corporation believes its holdings in the FHLB stock are ultimately recoverable at par value at March 31, 2009 and, therefore, determined that FHLB stock was not other-than-temporarily impaired. In addition, the Corporation has ample liquidity and does not require redemption of its FHLB stock in the foreseeable future.”
Note 5. Securities, page 76
8.	We note the significant unrealized losses related to your trust preferred securities at December 31, 2008. We have the following comments.
a.	Please provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

b.	Please revise your future filings to disclose the facts and circumstances and the evidence on which you relied to conclude that it was probable that five securities would contractually defer interest payments in the future and therefore it was probable that there had been an adverse change in estimated cash flows and OTTI should be recognized. Please contrast your analysis of these securities as compared to securities in which you did not recognize OTTI.

c.	Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance,

Securities and Exchange Commission

May 14, 2009
deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.
     The Corporation’s March 31, 2009 10-Q filing includes, and its future filings will include, the requested expanded disclosures regarding its holding of trust preferred securities under the caption “Securities” in the Notes to Consolidated Financial Statements. Future filings will incorporate new guidance recently issued by the FASB on this topic. The expanded disclosures included in the Corporation’s March 31, 2009 10-Q are as follows:
     “The Corporation prices its holdings of trust preferred securities using Level 3 inputs in accordance with FAS 157 and guidance issued by the SEC and FASB. In this regard, the Corporation evaluates current available information in estimating the future cash flows of these securities and determines whether there have been favorable or adverse changes in estimated cash flows from the cash flows previously projected. The Corporation considers the structure and term of the pool and the financial condition of the underlying issuers. Specifically, the evaluation incorporates factors such as over-collateralization and interest coverage tests, interest rates and appropriate risk premiums, the timing and amount of interest and principal payments and the allocation of payments to the various tranches. Current estimates of cash flows are based on the most recent trustee reports, announcements of deferrals or defaults, and assumptions regarding expected future default rates, prepayment and recovery rates and other relevant information. In constructing these assumptions, the Corporation considers the following:
•	that current defaults would have minimal, if any, recovery;

•	that current deferrals would default and exhibit minimal recovery;

•	recent historical performance metrics, including profitability, capital ratios, loan charge-offs and loan reserve ratios, for the underlying institutions that would indicate a higher probability of default by the institution;

•	that institutions identified as possessing a higher probability of default would default immediately with a 15% recovery rate;

•	that financial performance of the financial sector continues to be affected by the economic environment resulting in an expectation of additional deferrals and defaults in the future;

•	whether the security is currently deferring interest; and

•	the external rating of the security and recent changes to its external rating.

Securities and Exchange Commission

May 14, 2009
     “The primary evidence utilized by the Corporation is the level of current deferrals and defaults, the level of excess subordination that allows for receipt of full principal and interest, the credit rating for each security and the likelihood that future deferrals and defaults will occur at a level that will fully erode the excess subordination based on an assessment of the underlying collateral. The Corporation combines the results of these factors considered in estimating the future cash flows of these securities to determine whether there has been an adverse change in estimated cash flows from the cash flows previously projected.
     “The Corporation’s portfolio of trust preferred collateralized debt obligations consists of 13 pooled issues and eight single issue securities. One of the pooled issues is a senior tranche; the remaining 12 are mezzanine tranches. At March 31, 2009, the 13 pooled trust preferred securities had an estimated fair value of $13.5 million while the single issue trust preferred security had an estimated fair value of $8.2 million. The Corporation has concluded from the analysis performed at March 31, 2009 that it is probable that the Corporation will collect all contractual principal and interest payments on all of its single and pooled trust preferred securities, except for those on which OTTI was recognized.”
     Attached to this letter as Exhibit 1 is a table that management utilized in evaluating OTTI at December 31, 2008. Based upon its analysis of this tabular information, management forecasted that future defaults for eight of the investments would exceed the amount available in the excess subordination, and cause impairment. For the five investments management did not deem OTTI, management projected defaults that were not greater than the excess subordination and that management expects those securities to receive all principal and interest payments.
     The Corporation does not believe the inclusion of a table in the Corporation’s future filings is appropriate because of the complexity of the information.
Note 21. Income Taxes, page 96
9.	Please revise your future filings here and in MD&A, as appropriate, to disclose and discuss why you believe it is more likely than not that certain loss carryforwards and net deferred assets will not be realized. In your discussion, please discuss the assumptions you use regarding future profitability and taxable income.
     The Corporation’s March 31, 2009 10-Q includes, and its future filings will include, the requested expanded disclosures regarding loss carryforwards and net deferred tax assets in the notes to consolidated financial statements. The revised disclosures the Corporation included in its March 31, 2009 10-Q are as follows:

Securities and Exchange Commission

May 14, 2009
     “The Corporation bases its provision for income taxes upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, the Corporation reports certain items of income and expense in different periods for financial reporting and tax return purposes. The Corporation recognizes the tax effects of these temporary differences currently in the deferred income tax provision or benefit. The Corporation computes deferred tax assets or liabilities based upon the differences between the financial statement and income tax bases of assets and liabilities using the applicable marginal tax rate.
     “The Corporation must evaluate the probability that it will ultimately realize the full value of its deferred tax assets. Realization of the Corporation’s deferred tax assets is dependent upon a number of factors including the existence of any cumulative losses in prior periods, the amount of taxes paid in available carry-back periods, expectations for future earnings, applicable tax planning strategies, and assessment of current and future economic and business conditions. The Corporation establishes a valuation allowance when it is “more likely than not” that the Corporation will not be able to realize a benefit from its deferred tax assets, or when future deductibility is uncertain.
     “At March 31, 2009, the Corporation anticipates that it will not utilize state net operating loss carryforwards and other net deferred tax assets at certain of its subsidiaries and has recorded a valuation allowance against the deferred tax assets. The Corporation believes that, except for the portion which is covered by the valuation allowance, it is more likely than not to realize the benefits of its deferred tax assets, net of the valuation allowance, at March 31, 2009 based on the level of historical taxable income and taxes paid in available carry-back periods.”
Note 27. Fair Value Measurements, page 105
10.	Please revise your future filings to provide an expanded discussion of the specific types of business assets underlying the impaired loans for which you rely on the business’ reported financial statements to determine the value for impairment identification purposes, clarifying in your disclosures the basis for relying on those financial statements to determine the value of those business assets.
     The Corporation’s March 31, 2009 10-Q includes, and its future filings will include, the expanded disclosures the staff has requested regarding fair value measurements under the caption “Impaired Loans” in the footnote to the Corporation’s financial statements captioned “Fair Value Measurements.” The expanded disclosures the Corporation included in its March 31, 2009 10-Q are as follows:

Securities and Exchange Commission

May 14, 2009
     “The Corporation determines the value of real estate based on appraisals by licensed or certified appraisers. The value of business assets is generally based on amounts reported on the business’s financial statements. Management must rely on the financial statements prepared and certified by the borrower or its accountants in determining the value of these business assets on an ongoing basis which may be subject to significant change over time. Based on the quality of information or statements provided, management may require the use of business asset appraisals and site-inspections to better value these assets. The Corporation may discount appraised and reported values based on management’s historical knowledge, changes in market conditions from the time of valuation or management’s knowledge of the borrower and the borrower’s business. Since not all valuation inputs are observable, the Corporation classifies these nonrecurring fair value determinations as Level 2 or Level 3 based on the lowest level of input that is significant to the fair value measurement.”
Exhibit 31 Section 302 Certifications
11.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise your future filings to omit the individuals’ title.
     The Corporation’s March 31, 2009 10-Q omits, and its future filings will omit, the individuals’ titles at the beginning of the certifications.
     In addition, we enclose on behalf of the Corporation, the Corporation’s statement acknowledging that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 14, 2009
     We would be happy to discuss the Corporation’s responses with you further or meet with you in order to address any further questions or concerns. Please call the undersigned at (215) 979-1234 to arrange such a meeting or discussion.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:	am

cc:	Stephen J. Gurgovits Brian F. Lilly James G. Orie, Esq. Vincent J. Calabrese John W. Kauffman, Esq.

First National Bank of Pennsylvania
Trust Preferred Securities
Dollars in Thousands ($000’s)
12/31/2008

							Number					Deferral/Default		Excess Sub.
	Imp/		Book	Fair	Unrealized	Credit	of	Deal				as a % of	Excess	as a % of
Cusip	Not Imp	Class	Value	Value	Gain/Loss	Rating	Issuers	Size	Deferrals	Defaults	Total	Collateral	Subordination	Collateral
Pooled Trups
01449CAK6	Imp	C1	1,940	1,940	0	Baa1	78	666,324	32,900	35,000	67,900	10.2%	98,667	14.8%
01449TAF0	Imp	C1	2,263	2,263	0	Baa3	76	653,777	45,000	20,000	65,000	9.9%	76,702	11.7%
01449WAD8	Imp	C1	2,235	2,235	0	Baa1	85	950,000	36,250	47,400	83,650	8.8%	132,430	13.9%
01450AAD2	Imp	C1	1,466	1,466	0	Baa1	72	659,595	55,000	7,600	62,600	9.5%	81,028	12.3%
740408AB5	Imp	MEZ	321	321	0	B1	34	283,500	30,000	6,000	36,000	12.7%	34,600	12.2%
74040KAC6	Imp	MEZ	1,152	1,152	0	B2	36	310,300	33,000	8,000	41,000	13.2%	36,000	11.6%
74041PAE0	Imp	MEZ	564	564	0	B3	38	424,800	30,000	15,000	45,000	10.6%	65,000	15.3%
89707WAD0	Imp	A4L	515	515	0	Caa1	49	335,000	19,500	17,000	36,500	10.9%	62,848	18.8%

Impaired Subtotal			10,456	10,456	0			4,283,296	281,650	156,000	437,650	10.2%	587,275	13.7%

74041CAE9	Not Imp	MEZ B1	3,007	1,168	(1,839)	A2	75	598,300	38,900	10,000	48,900	8.2%	97,100	16.2%
74041EAD7	Not Imp	MEZ C	4,957	2,107	(2,850)	A2	60	606,040	41,930	0	41,930	6.9%	98,000	16.2%
74042HAE7	Not Imp	MEZ C	494	190	(304)	A2	75	700,535	48,000	0	48,000	6.9%	133,000	19.0%
74042DAG1	Not Imp	MEZ C	1,966	717	(1,249)	A3	74	604,154	16,000	24,000	40,000	6.6%	134,000	22.2%
60686GAA7	Not Imp	Senior	3,720	3,213	(507)	Aaa	33	273,200	14,000	11,000	25,000	9.2%	107,566	39.4%

Non-Impaired Subtotal			14,143	7,394	(6,749)			2,782,229	158,830	45,000	203,830	7.3%	569,666	20.5%

Pooled Total			24,599	17,850	(6,749)			7,065,525	440,480	201,000	641,480	9.1%	1,156,941	16.4%

Single Issuer Trups

06605YAA9	Not Imp		1,942	995	(947)	Aa3	1	250,000	0	0	0	0.0%	0	0.0%
161480AA6	Not Imp		1,900	1,003	(897)	Aa3	1	500,000	0	0	0	0.0%	0	0.0%
337160AA3	Not Imp		2,065	1,330	(735)	Baa2	1	100,000	0	0	0	0.0%	0	0.0%
33716PAA8	Not Imp		2,000	1,019	(981)	Baa2	1	200,000	0	0	0	0.0%	0	0.0%
337364AE3	Not Imp		4,107	3,467	(640)	A2	1	250,000	0	0	0	0.0%	0	0.0%
33889WAA4	Not Imp		999	532	(467)	Aa3	1	250,000	0	0	0	0.0%	0	0.0%
628958AB6	Not Imp		1,340	1,232	(109)	A-	1	365,000	0	0	0	0.0%	0	0.0%

Single Issuer Total			14,352	9,577	(4,775)			1,915,000		0	0		0	0.0%

Grand Total			38,951	27,427	(11,524)			8,980,525	440,480	201,000	641,480	7.1%	1,156,941	12.9%

Statement of F.N.B. Corporation
     As requested in the Commission’s April 9, 2009 letter to the undersigned, F.N.B. Corporation (the “Corporation”) acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

F.N.B. CORPORATION
By:	/s/ Brian F. Lilly
Brian F. Lilly
Chief Financial Officer
Date: May 14, 2009